Investment in Shinhan Private Equity Fund No.1 and other companies by Shinhan Bank

On July 22, 2005, Shinhan Bank, our wholly owned bank subsidiary, decided to acquire 15.84% of Shinhan Private Equity Fund No.1 for an aggregate purchase price of KRW 47,500,000,000.

The following is a summary of the capital investment by Shinhan Bank from April 7, 2005 to July 22, 2005.

			Acquisition	Accumulated %
		Acquisition	Price	Ownership after the
Name of Company	Business Scope	Date	(KRW million)	acquisition
Korea Road Infra	Asset Management	7-Apr-05	1,928	7.94

CJV Cop.	Cinema	8-Apr-05	1,440	0.24

Meta Police Cop.	Real Estate Provider	14-Apr-05	80	1.61

Optomine Cop.	Manufacturing Electronic Displayers	14-Apr-05	400	3.03

SK Corporation	Oil Refinery	19-Apr-05	2,049	1.79

L.G. Philips LCD	Manufacturing Electronic Displayers	20-Apr-05	451	0.00

SK Corporation	Oil Refinery	20-Apr-05	1,787	1.81

SK Corporation	Oil Refinery	21-Apr-05	630	1.82

SK Corporation	Oil Refinery	27-Apr-05	1,167	1.84

SK Corporation	Oil Refinery	2-May-05	1,113	1.85

Meta Police Cop	Real Estate	3-May-05	88	2.01

Hyundai Motor Company	Automobile Manufacturing	4-May-05	526	0.00

Hyundai Motor Company	Automobile Manufacturing	9-May-05	522	0.01

Shinsegae Cop.	Retail Business	10-May-05	1,580	0.03

Dongbu Insurance	Insurance	10-May-05	740	0.14

Hyundai Motor Company	Automobile Manufacturing	11-May-05	518	0.01

SK Corporation	Oil Refinery	11-May-05	1,130	1.87

Daedong Constructions	Construction	13-May-05	4,480	14.89

Hanjin Shipping	Shipping and Logistics	19-May-05	546	0.03

Smart City Cop.	Real Estate Provider	20-May-05	504	3.46

Hanjin Shipping	Shipping and Logistics	20-May-05	273	0.04

Binggrea	Manufacturing Food Products	23-May-05	3,658	0.90

Hanjin Shipping	Shipping and Logistics	24-May-05	272	0.06

Hanjin Shipping	Shipping and Logistics	25-May-05	166	0.06

Morning Bridge	Real Estate Provider	9-Jun-05	550	11.00

Morning Bridge Asset Mgt.	Real Estate Provider	9-Jun-05	33	11.00

The Korea Express	International and domestic logistics	20-Jun-05	6,554	1.32

The Korea Express	International and domestic logistics	21-Jun-05	202	1.36

Samsung Corporation	Trading and Retail Business	27-Jun-05	680	4.34

Daewoo Capital	Leasing	29-Jun-05	36,975	8.22

The Korea Express	International and domestic logistics	20-Jul-05	65	1.36

The Korea Express	International and domestic logistics	21-Jul-05	545	1.43

The Korea Express	International and domestic logistics	22-Jul-05	516	1.50

Shinhan Private Equity Fund No.1	Private Equity Fund	—	47,500	15.84